SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2006
Commission File Number: 001-32179
INTEROIL CORPORATION
(Exact name of registrant as specified in its charter)
NEW BRUNSWICK, CANADA
(State or other jurisdiction of incorporation or organization)
60-92 COOK STREET
PORTSMITH, QLD 4870, AUSTRALIA
(Address of principal executive offices)
Registrant’s telephone number, including area code: (61) 7 4046 4600
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☐          Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTEROIL CORPORATION
By:	/s/ Daniel Lloyd
Daniel Lloyd
General Counsel & Secretary

Date:	May 15, 2006

INTEROIL CORPORATION
FORM 6-K FOR THE MONTH OF NOVEMBER 2005
Exhibit Index
1.	Management’s Discussion and Analysis for the quarter ended March 31, 2006.

2.	Unaudited Consolidated Financial Statements for the three months ended March 31, 2006 and March 31, 2005.

3.	Management Information Circular

4.	Form of Proxy

5.	Voting Form

6.	Notice of 2006 Annual Meeting of Shareholders